December 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ambient Water Corporation Request for Withdrawal of

Registration Statement on Form S-1 No. 333-207766

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ambient Water Corporation,  (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-207766), together with all exhibits thereto, initially filed on November 3, 2015 ( the “Registration Statement”). The Registrant has not securities sold any securities in connection with the offering.

This request is made in response to the Staff's comment on this Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Jeff Stockdale, President of Ambient Water Corporation, via email jeff.stockdale@ambientwater.com with a copy to Gregory M. Wilson, Attorney at Law, via email greg@wilsonlaw.us.

If you have any questions with respect to this matter, please contact Mr. Wilson at (509) 991-8575.

Sincerely,

Ambient Water Corporation

/s/ Jeff Stockdale

Jeff Stockdale

President